March 23, 2020

Mark R. Bridwell
Vice President, General Counsel and Corporate Secretary
Rayonier Inc.
1 Rayonier Way
Wildlight, FL 32097

       Re: Rayonier Inc.
           Registration Statement on Form S-4
           Filed March 17, 2020
           File No. 333-237246

Dear Mr. Bridwell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    David K. Lam